Exhibit 23.5

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the proxy statement/prospectus, which is referred to and made part of this Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-185747) of Freeport-McMoRan Copper & Gold Inc. for the registration of shares of its common stock, and to the incorporation by reference therein of our report dated October 19, 2012, with respect to the Statements of Revenues and Direct Operating Expenses of the oil and gas properties acquired by Plains Exploration & Production Company (“PXP”) from BP Exploration & Production Inc. and BP America Production Company, included in PXP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012, as amended by Amendment No. 1 thereto filed December 13, 2012.

/s/ Ernst & Young LLP

Houston, Texas

April 1, 2013